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                             December 15, 2023

       Peter Evensen
       President and Principal Executive Officer
       Scandium International Mining Corp.
       1390 Ione Pass Trail
       Reno, Nevada 89523

                                                        Re: Scandium
International Mining Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 7, 2023
                                                            File No. 000-54416

       Dear Peter Evensen:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Glossary of Terms, page 4

   1. Please revise and expand your glossary of terms as necessary to include definitions relating to geology,
mining and related matters that are consistent with those found in Item
                                                        1300 of Regulation S-K
to comply with Item 1301(d)(1) of Regulation S-K. For example, these should replace
terms defined under Canadian National Instrument 43-101 that are either not utilized or
are not consistent with those in Regulation S-K.
       Properties, Projects and Patents, page 12

   2. We see that you have provided a cautionary note on page 12 indicating that you may have prepared your mineral
property disclosures following the guidance in Canadian National
                                                        Instrument 43-101,
rather than Subpart 1300 of Regulation S-K.

                                                        However, Item 2 of Form
10-K requires that you provide disclosures pursuant to Item 102 of Regulation S-K.
Instruction 3 to Item 102 requires that you provide the mineral property related
disclosures specified in Subpart 1300 of Regulation S-K.
 Peter Evensen
FirstName LastNamePeter   Evensen
Scandium International Mining  Corp.
Comapany15,
December   NameScandium
              2023         International Mining Corp.
December
Page  2   15, 2023 Page 2
FirstName LastName

         Please revise all related content within the filing including the cautionary note as appropriate to include the required mineral property disclosures.
3. The guidance referenced in the preceding comment will require both summary and individual property disclosures that differentiate between material and non-material property interests, and which provide all of the information specified in Items 1303 and
         1304 of Regulation S-K that is relevant to your interests.

         The summary disclosures should include an overview, a map showing the locations of all properties, and a summary of any mineral resources and reserves that you are able to support in accordance with Item 1302(a)(1), including all of the details and in the format prescribed by Item 1303(b)(1), (2) and (3). The individual property disclosures should include similar though specific details for each material property, including a map showing its location using an easily recognizable coordinate system that is accurate to within one mile, the cost or book value of the property, and details regarding any pertinent exploration activity to comply with Item 1304(b) and (g).

         If you are able to support the disclosure of mineral resources or reserves in accordance with Item 1302(a)(1), the disclosures provided for material properties would need to also address the requirements in Item 1304(d), (e), and (f).

         The summary disclosures should encompass all of your properties, including both material and non-material properties, and should appear in advance of and incremental to the individual property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

         Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance.
4. Please determine whether you are able to support disclosures that include estimates of mineralization and associated content including economic indicators based on information and documentation prepared by a qualified person, as referenced in
Item 1302(a)(1) and
         based on the definitions in Item 1300 of Regulation S-K, as may include disclosures on pages 7, 16 and 29, and if not the filing should be revised to remove this content.

         Please understand that disclosure of mineral resources requires an initial assessment pursuant to Item 1302(d), while disclosure of mineral reserves requires either a preliminary feasibility study or feasibility study pursuant to Item 1302(e), which would need to include either a preliminary or final market study to support the qualified person's conclusions about the chances of obtaining revenues from sales, considering the type of minerals that would be mined and the guidance in Item 1302(e)(3)(ii).

         Also refer to Item 1302(b)(1) and Item 601(b)(96) of Regulation S-K regarding the technical report summary that you would need to obtain and file. Peter Evensen
Scandium International Mining Corp.
December 15, 2023
Page 3
5. Please expand the disclosures relating to your mineral properties to include a section having the information about internal controls used in your exploration and mineral resource and reserve estimation efforts to comply with Item 1305 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Karl Hiller at 202-551-3686 with questions about comments.



FirstName LastNamePeter Evensen                               Sincerely,
Comapany NameScandium International Mining Corp.
                                                              Division of
Corporation Finance
December 15, 2023 Page 3                                      Office of Energy
& Transportation
FirstName LastName